IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

June 16, 2016

FILED THROUGH EDGAR

Celeste M. Murphy, Esq.

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Chineseinvestors.com Form 10K/A for year ended May 31, 2015
File No. 000-54207, Inc. (“Company” or “Registrant”)

Dear Ms. Murphy:

This letter is in response to your comment letter dated May 26, 2016. The numbers in this letter correspond to your numbered comments. Your comments are reproduced in standard font and are indented. Our responses are set off in italics.

Form 10-K for the Fiscal Year Ended May 31, 2015 Business

General Development of Business, page 1

1. We note your response to comment 1. Please include this description in an amendment to your fiscal year 2015 Form 10-K.

1.              We have added the referenced language as requested to the General Development of Business Section.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

2. We note your response to comment 2. Please also include this description in an amendment to your fiscal year 2015 Form 10-K.

2.              We have added the referenced language as requested to Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Item 10. Directors, Executive Officers and Corporate Governance, page 14

3. We note your response to comment 3. Your current Form 10-K disclosure does not include the statement regarding Mr. Wang's additional form filings. Please revise your Form 10-K to include this description.

3.              We have added the referenced language as requested to Item 10 Directors, Executive Officers and Corporate Governance as requested.

We submit that at this point we have fully complied with all of your requests.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff

cc:	Mr. Brett Roper
Mr. Paul Dickman